Exhibit 99.1

TowerJazz Achieves $500M annual run-rate at
Record Quarterly EBITDA of $42 million on $125.7M
Record Revenue

2.1X Revenue Growth Year-over-Year

MIGDAL HAEMEK, Israel – August 10, 2010 – TowerJazz, the global specialty foundry leader, today announced financial results for the quarter ended June 30, 2010.

Second Quarter Highlights
•	Record revenue of $125.7 million, more than double that of last year; revenue run rate for the year surpassed $500 million;
•	Achieved strong growth in operating profit; increased non-GAAP operating profit to $42 million with operating margins of 33 percent, with a GAAP operating profit of $4 million
•
Guiding for continued revenue growth in Q3 2010, expecting $132-137 million in revenues, with mid range guidance representing 69 percent and 7 percent growth as compared to Q3 2009 and Q2 2010, respectively;

•	Record EBITDA of $42 million, as compared to $35 million in Q1 2010 and substantially better than Q2 2009;
•	Another record quarter of design wins at above 120, 50% higher than Q2 2009;
•	Company made significant steps in improving balance sheet by reducing debt due before 2011-end by $120 million whilst increasing cash-balance to $85 million and shareholders’ equity to $69M

CEO and Chairman Perspectives
Russell Ellwanger, Chief Executive Officer, commented: “2010 began strongly for TowerJazz and our momentum continues to grow.  To our best visibility, we foresee continued best ever revenue and EBIDTA throughout this year and into 2011.  We have now surpassed a revenue run rate that would achieve $500 annual revenue, which we consider as a major milestone achievement. This quarter was by far the best in TowerJazz’ history, nicely surpassing the combined, best single pro-forma revenue quarters ever achieved by either Tower or Jazz, and as a result of our value add product platforms, service offerings and operational efficiencies the EBIDTA is about 2X of the previously mentioned best pro-forma quarters.  Our bullish optimism for the future is based upon accelerated design-win momentum, which have been realized within a large group of diversified, global customers, many of which being market share and technology platform leaders for their respective markets. We have also taken significant strides to increase our manufacturing capacity so we can service more business, and as we move into the second half of the year, these efforts will bear fruit.”

Ellwanger further added, “Concurrently, we are taking advantage of our strong business trajectory and cash generation to improve our balance sheet and restructure our debt repayment and credit line terms. The agreements signed this past couple of months with our bondholders and lending banks demonstrate the confidence the financial community has in our company and its long-term strategy.”

Amir Elstein, Chairman of the Board of Directors of TowerJazz, stated: “I am pleased with the continued excellent execution of TowerJazz.  The present quarter record revenue and record EBITDA is important as is our solid growth forecast for the next quarters. What I find remarkable is the continued record growth in design wins which promises a long term best in class performance.”

2010 Second Quarter Results Summary

The Company reported record revenue of $125.7 million, with a gross profit of $22 million, an operating profit of $4 million and a record EBITDA of $42 million.

Second quarter 2010 revenue represented a 107 percent increase over second quarter 2009 revenue of $60.6 million and a sequential 10 percent increase over first quarter 2010 revenue of $113.8 million.

Gross profit for the second quarter 2010 was $57 million on a non-GAAP basis, representing a year over year growth of 263 percent and sequential growth of 15 percent. This represents a gross margin of 45 percent, compared with gross margin of 26 percent in the second quarter of last year and gross margin of 43 percent in the prior quarter. On a GAAP basis, the Company reported a gross profit of $22 million.

Operating profit in the second quarter of 2010 was $42 million on a non-GAAP basis, substantially higher than $4 million reported in the second quarter of 2009 and 18 percent higher than the $35 million achieved in the prior quarter.

TowerJazz achieved an operating profit on a GAAP basis of $4 million. This is compared to a GAAP operating loss of $24 million in the second quarter of 2009 and compared to $0.2 million GAAP operating profit in the prior quarter.

Net profit in the second quarter of 2010 was $36 million on a non-GAAP basis, or $0.15 earnings per share, which is substantially better than the non-GAAP net profit of $5 million or $0.03 per share reported in the second quarter of 2009.

Calculated in accordance with GAAP, second quarter 2010 net loss was $9 million or $0.04 per share as compared to $31 million or loss of $0.19 per share for the second quarter of 2009 and $36 million or $0.18 per share in the previous quarter.

EBITDA for the second quarter of 2010 was $42 million, an all-time record, and up substantially from $4 million reported in the second quarter of 2009 and $35 million in the prior quarter.

The Company’s cash balance, as of June 30, 2010 was $85 million, as compared to $38 million as of June 30, 2009 and $83 million as of March 31, 2010.

Financial Guidance
TowerJazz forecasts revenue in the third quarter of 2010 to range between $132 and $137 million, with a mid range guidance representing a sequential revenue growth of 7 percent and year-over-year growth in revenues of 69 percent.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss second quarter 2010 results today, August 10, 2010, at 10:00 a.m. Eastern Time (EST) / 5:00 p.m. Israel time.

To participate, please call:
1-888-668-9141 (U.S. toll-free number) or +972-3-918-0609 (international) and mention ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0609.

The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both Web sites for replay for a period 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees and (3) finance expenses, net other than interest paid, such that non-GAAP financial expenses, net include only interest paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent to the non-GAAP data presented in previous filings.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis or succeed in restructuring the debt, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) having customer demand that will exceed our manufacturing capacity, (x) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2 and obtaining the approval of the Israeli Investment Center for an expansion program, (xi) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xii) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xiii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiv) a substantial portion of our revenues being accounted for by a small number of customers, (xv) the concentration of our business in the semiconductor industry, (xvi) product returns, (xvii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xviii) competing effectively, (xix) achieving acceptable device yields, product performance and delivery times, (xx) possible production or yield problems in our wafer fabrication facilities, (xxi) our ability to manufacture products on a timely basis, (xxii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxiii) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiv) retention of key employees and recruitment and retention of skilled qualified personnel, (xxv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, and (xxvi) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2010	2010	2009
	unaudited	unaudited
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$84,730	$83,448	$81,795
Trade accounts receivable	58,454	52,103	40,604
Other receivables	3,276	2,371	2,520
Inventories	37,898	32,600	32,250
Other current assets	8,561	9,423	10,304
Total current assets	192,919	179,945	167,473

LONG-TERM INVESTMENTS	30,132	30,233	29,361

PROPERTY AND EQUIPMENT, NET	350,141	353,968	371,400

INTANGIBLE ASSETS, NET	60,783	64,192	67,601

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	7,257	7,402	8,002

TOTAL ASSETS	$648,232	$642,740	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term bank loan	$12,000	$12,000	$7,000
Trade accounts payable	40,977	48,741	42,012
Deferred revenue	31,334	6,156	24,696
Other current liabilities	36,285	30,488	23,652
Total current liabilities	120,596	97,385	97,360

LONG-TERM DEBT	391,521	404,560	428,813

LONG-TERM CUSTOMERS' ADVANCES	7,940	8,102	8,262

OTHER LONG-TERM LIABILITIES	58,999	67,370	60,388

Total liabilities	579,056	577,417	594,823

SHAREHOLDERS' EQUITY	69,176	65,323	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$648,232	$642,740	$650,837

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$125,668	$60,567	$--		$--		$125,668	$60,567

COST OF REVENUES	68,786	44,886	35,210	(a)	26,307	(a)	103,996	71,193

GROSS PROFIT (LOSS)	56,882	15,681	(35,210)		(26,307)		21,672	(10,626)

OPERATING COSTS AND EXPENSES

Research and development	6,174	5,929	329	(b)	22	(b)	6,503	5,951
Marketing, general and administrative	9,191	6,254	1,637	(c)	899	(c)	10,828	7,153

	15,365	12,183	1,966		921		17,331	13,104

OPERATING PROFIT (LOSS)	41,517	3,498	(37,176)		(27,228)		4,341	(23,730)

FINANCING EXPENSE, NET	(2,434)	(224)	(7,025	)(d)	(9,072	)(d)	(9,459)	(9,296)

OTHER INCOME, NET	--	459	--		--		--	459

PROFIT (LOSS) BEFORE INCOME TAX	39,083	3,733	(44,201)		(36,300)		(5,118)	(32,567)

INCOME TAX BENEFIT (EXPENSE)	(3,534)	1,633	--		--		(3,534)	1,633

NET PROFIT (LOSS) FOR THE PERIOD	$35,549	$5,366	$(44,201)		$(36,300)		$(8,652)	$(30,934)

BASIC PROFIT PER ORDINARY SHARE

Profit per share	$0.15	$0.03

Weighted average number of ordinary
shares outstanding - in thousands	230,765	160,037

NON-GAAP GROSS MARGINS	45%	26%

NON-GAAP OPERATING MARGINS	33%	6%

NON-GAAP NET MARGINS	28%	9%

(a)
Includes depreciation and amortization expenses in the amounts of $35,011 and $26,201 and stock based compensation expenses in the amounts of $199 and $106 for the three months ended June 30, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $148 and -$103 and stock based compensation expenses in the amounts of $181 and $125 for the three months ended June 30, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $373 and $244 and stock based compensation expenses in the amounts of $1,264 and $655 for the three months ended June 30, 2010 and 2009, respectively.

(d)	Non-GAAP finance expenses include only interest paid during the reported period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,	March 31,
	2010	2010	2010		2010		2010	2010
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$125,668	$113,796	$--		$--		$125,668	$113,796

COST OF REVENUES	68,786	64,499	35,210	(a)	32,975	(a)	103,996	97,474

GROSS PROFIT (LOSS)	56,882	49,297	(35,210)		(32,975)		21,672	16,322

OPERATING COSTS AND EXPENSES

Research and development	6,174	5,524	329	(b)	330	(b)	6,503	5,854
Marketing, general and administrative	9,191	8,597	1,637	(c)	1,716	(c)	10,828	10,313

	15,365	14,121	1,966		2,046		17,331	16,167

OPERATING PROFIT (LOSS)	41,517	35,176	(37,176)		(35,021)		4,341	155

FINANCING EXPENSE, NET	(2,434)	(3,636)	(7,025	)(d)	(30,155	)(d)	(9,459)	(33,791)

OTHER INCOME, NET	--	51	--		--		--	51

PROFIT (LOSS) BEFORE INCOME TAX	39,083	31,591	(44,201)		(65,176)		(5,118)	(33,585)

INCOME TAX EXPENSE	(3,534)	(2,659)	--		--		(3,534)	(2,659)

NET PROFIT (LOSS) FOR THE PERIOD	$35,549	$28,932	$(44,201)		$(65,176)		$(8,652)	$(36,244)

BASIC PROFIT PER ORDINARY SHARE

Profit per share	$0.15	$0.14

Weighted average number of ordinary
shares outstanding - in thousands	230,765	206,931

NON-GAAP GROSS MARGINS	45%	43%

NON-GAAP OPERATING MARGINS	33%	31%

NON-GAAP NET MARGINS	28%	25%

(a)
Includes depreciation and amortization expenses in the amounts of $35,011 and $32,764 and stock based compensation expenses in the amounts of $199 and $211 for the three months ended June 30, 2010 and March 31, 2010, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $148 and $145 and stock based compensation expenses in the amounts of $181 and $185 for the three months ended June 30, 2010 and March 31, 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $373 and $335 and stock based compensation expenses in the amounts of $1,264 and $1,381 for the three months ended June 30, 2010 and March 31, 2010, respectively.

(d)	Non-GAAP finance expenses include only interest paid during the reported period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Six months ended				Six months ended
	June 30,		June 30,				June 30,
	2010	2009	2010		2009		2010	2009
	non-GAAP		Adjustments (see a, b, c, d below)				GAAP

REVENUES	$239,464	$118,626	$--		$--		$239,464	$118,626

COST OF REVENUES	133,285	90,864	68,185	(a)	55,469	(a)	201,470	146,333

GROSS PROFIT (LOSS)	106,179	27,762	(68,185)		(55,469)		37,994	(27,707)

OPERATING COSTS AND EXPENSES

Research and development	11,698	9,722	659	(b)	585	(b)	12,357	10,307
Marketing, general and administrative	17,788	13,187	3,353	(c)	701	(c)	21,141	13,888

	29,486	22,909	4,012		1,286		33,498	24,195

OPERATING PROFIT (LOSS)	76,693	4,853	(72,197)		(56,755)		4,496	(51,902)

FINANCING EXPENSE, NET	(6,070)	(6,014)	(37,180	)(d)	(4,260	)(d)	(43,250)	(10,274)

OTHER INCOME, NET	51	459	--		--		51	459

PROFIT (LOSS) BEFORE INCOME TAX	70,674	(702)	(109,377)		(61,015)		(38,703)	(61,717)

INCOME TAX BENEFIT (EXPENSE)	(6,193)	2,910	--		--		(6,193)	2,910

NET PROFIT (LOSS) FOR THE PERIOD	$64,481	$2,208	$(109,377)		$(61,015)		$(44,896)	$(58,807)

BASIC PROFIT PER ORDINARY SHARE

Profit per share	$0.29	$0.01

Weighted average number of ordinary
shares outstanding - in thousands	218,914	160,031

NON-GAAP GROSS MARGINS	44%	23%

NON-GAAP OPERATING MARGINS	32%	4%

NON-GAAP NET MARGINS	27%	2%

(a)
Includes depreciation and amortization expenses in the amounts of $67,775 and $55,210 and stock based compensation expenses in the amounts of $410 and $259 for the six months ended June 30, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $293 and $300 and stock based compensation expenses in the amounts of $366 and $285 for the six months ended June 30, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $708 and $578 and stock based compensation expenses in the amounts of $2,645 and $123 for the six months ended June 30, 2010 and 2009, respectively.

(d)	Non-GAAP finance expenses include only interest paid during the reported period.